Exhibit (i)
                       [Dechert Price & Rhoads letterhead]

                                           April 28, 2000


Mackenzie Solutions
Via Mizner Financial Plaza
700 South Federal Highway
Suite 300
Boca Raton, Florida  33432

Dear Sirs:

         As counsel for Mackenzie Solutions (the "Trust"), we are familiar with the registration of the Trust under the Investment Company Act of 1940, as amended (the "1940 Act") (File No. 811-09107), and the Prospectus contained in Post-Effective Amendment No. 2 to the Trust's registration statement relating to the shares of beneficial interest (the "Shares") of International Solutions I - Conservative Growth, International Solutions II - Balanced Growth, International Solutions III - Moderate Growth, International Solutions IV - Long-Term Growth, and International Solutions V - Aggressive Growth (the "Funds") being filed under the Securities Act of 1933, as amended (File No. 333-67705) ("Post-Effective Amendment No. 2"). We have also examined such other records of the Trust, agreements, documents and instruments as we deemed appropriate.

         Based upon the foregoing, it is our opinion that the Shares have been duly authorized and, when issued and sold at the public offering price contemplated by the Prospectus for the Funds and delivered by the Trust against receipt of the net asset value of the Shares, will be issued as fully paid and nonassessable shares of the Trust.

         We consent to the filing of this opinion on behalf of the Trust with the Securities and Exchange Commission in connection with the filing of Post-Effective Amendment No. 2.

                                           Very truly yours,

                                           DECHERT PRICE & RHOADS